Rec'd 7/9/02

VF 7-16-02

SECURITIES 02023596 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mercer Allied Co LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JUL 0 9 2002
535

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JUL 1 9 2002
P
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-18-02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 0 9 2002

DIVISION OF MARKET REGULATION

Mercer Allied Company, L.P.

Financial Statements and Schedules
(And Report of Independent Accountants)
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2001

Mercer Allied Company L.P.
Index to Financial Statements and Schedules Filed Pursuant to Rule 17a-5 of the Securities and Exchange Commission for the Year Ended December 31, 2001

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Albany, New York
January 23, 2002, except for Note 6,
as to which the date is January 28, 2002

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2001

ASSETS	
Cash and cash equivalents	$ 1,199,300
U.S. Treasury bill	49,600
Commissions and placement fees receivable	3,152,800
Prepaid expenses	102,800
Total assets	$ 4,504,500
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accrued expenses	15,000
Amounts due to the limited partner and affiliates	318,900
	333,900
Partners' capital	4,170,600
Total liabilities and partners' capital	$ 4,504,500

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Income
For the Year Ended December 31, 2001

Revenues:	
Brokerage commissions	$ 9,651,900
Placement fees	444,400
Interest	5,700
	10,102,000
Expenses:	
Administrative charges - limited partner and affiliates	4,874,200
Licenses	144,800
Other	20,900
	5,039,900
Net income	$ 5,062,100

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2001

Balance at January 1, 2001	$ 513,500
Capital withdrawals	(1,405,000)
Net income	5,062,100
Balance at December 31, 2001	$ 4,170,600

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	5,062,100
Adjustments to reconcile net income to net cash provided by operating activities:	
Other	(2,400)
Changes in operating assets and liabilities:	
Commissions and placement fees receivables	(2,979,300)
Prepaid expenses	(6,900)
Accrued expenses	3,500
Net increase in amounts due to the limited partner and affiliates	111,100
Net cash provided by operating activities	2,188,100
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from maturity of U.S. Treasury bill	100,000
Purchase of U.S. Treasury bill	(98,700)
Net cash provided by investing activities	1,300
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital withdrawals	(1,405,000)
Net cash used in financing activities	(1,405,000)
Increase in cash and cash equivalents	784,400
Cash and cash equivalents at beginning of year	414,900
Cash and cash equivalents at end of year	$ 1,199,300

The accompanying notes are an integral part of the financial statements

1. Organization and Summary of Significant Accounting Policies

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with the Securities and Exchange Commission and deals in sales of limited partnership interests and mutual fund shares (placement fees). In addition, the Partnership refers clients to clearing brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions).

The general partner is Breham, Inc. and the limited partner is the Ayco Company, L.P.

A summary of significant accounting policies follows:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Partnership defines cash and cash equivalents as cash in banks, money market funds and investments with original maturities of three months or less. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance up to $100,000. The bank balance at this institution was $1,199,300 at December 31, 2001.

U.S. Treasury Bill
The U.S. Treasury bill ($50,000 principal balance) bears interest at 1.72%, matures on May 30, 2002 and is valued at quoted market price.

Revenue Recognition
Brokerage commissions revenue is recognized when earned and reasonably determinable. Placement fees revenue is recognized when earned. Interest income is recognized when earned.

Income Taxes
Income taxes or credits resulting from earnings or losses are payable by, or accrue to, the partners; accordingly, no provision has been made for income taxes in these financial statements.

2. Amended and Restated Limited Partnership Agreement

Capital Contribution
In connection with the formation of the Partnership in October 1994, the general partner made an initial capital contribution in the amount of $60,000. On December 10, 1994, the limited partner made capital contributions in the amount of $614,500.

Allocations of Income and Losses
Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

Distributions from Operations
Distributable cash flow from operations is generally distributed 99% to the limited partner and 1% to the general partner.

3. Related Party Transactions

The Partnership is provided office space, facilities and operational and administrative support by the limited partner and affiliates, for which the Partnership was charged $4,874,200.

4. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At December 31, 2001, the Partnership had net capital of $1,167,400, which was $1,117,400 in excess of its required net capital of $50,000. The Partnership's net capital ratio at December 31, 2001 was 0.07 to 1.

5. Sale of Limited Partnership Interest

During 2001, the Partnership, as a party to agreements with the DLJ II, DLJ Venture Partners II, L.P., and the Active Investors II, solicited investors to commit to purchase limited partnership interest in the Funds for a fee based on a percentage (as defined by the respective agreements) of the aggregate limited partner commitments. The Partnership earned placement fees aggregating $444,400.

6. Subsequent Event

On January 28, 2002, the Board of Directors approved a partnership distribution in the amount of $3,300,000.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL			
Total partners' capital		$	4,170,600
Deductions:			
Non-allowable assets - commissions and placement fees receivables and other current assets	3,255,600		
Amounts due to the limited partner	* 252,800		3,002,800
Other			400
Net capital		$	1,167,400
AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)		$	81,100
Total aggregate indebtedness		$	81,100
Percentage of aggregate indebtedness to net capital			7
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required (6-2/3% of aggregate indebtedness)		$	5,400
Minimum dollar net capital requirement of reporting broker or dealer		$	50,000
Net capital requirement		$	50,000
Excess net capital		$	1,117,400
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$	1,159,300

* A sole recourse agreement, dated October 11, 1994, exists between the Partnership and its limited partner. This agreement allows the offset of the limited partner's management charges billed to the Partnership against the nonallowable assets of the Partnership for purposes of the net capital computation. Accordingly, at December 31, 2001, the Partnership has reduced the nonallowable assets by amounts due to the limited partner.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2001.

Mercer Allied Company, L.P.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3
As of December 31, 2001

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.